UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15274

OLD COPPER COMPANY, INC.

(Exact name of registrant as specified in its charter)

6501 Legacy Drive

Plano, Texas 75024-3698

(972) 431-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock of 50 cents par value

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock of 50 cents par value:	0	*
Preferred Stock Purchase Rights:	0	*

*

On May 15, 2020, Old COPPER Company, Inc. (f/k/a J. C. Penney Company, Inc.) (the “Company”) and certain of its subsidiaries commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Chapter 11 Cases were jointly administered under the caption In re: J. C. Penney Company, Inc., et al., Case No. 20-20182 (DRJ). On December 16, 2020, the Bankruptcy Court entered the Amended Order Approving the Disclosure Statement for, and Confirming, the Amended Joint Chapter 11 Plan of Reorganization of J. C. Penney Company, Inc. and Its Debtor Affiliates [Docket No. 2190], confirming the Amended Joint Chapter 11 Plan of Reorganization of J. C. Penney Company, Inc. and its Debtor Affiliates [Docket No. 2162] (the “Plan of Reorganization”) and approving the Disclosure Statement [Docket No. 1647]. On January 30, 2021 (the “Effective Date”), the Plan of Reorganization became effective pursuant to its terms. Pursuant to the Plan of Reorganization, all shares of the Company’s common stock and all Preferred Stock Purchase Rights outstanding immediately before the Effective Date have been canceled and are of no further force or effect on the Effective Date.

Pursuant to the requirements of the Securities Exchange Act of 1934, Old COPPER Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OLD COPPER COMPANY, INC.

Date: February 1, 2021	By:	/s/ Deborah Rieger-Paganis
	Name:	Deborah Rieger-Paganis
	Title:	Vice President of Restructuring